Exhibit 4.13

                                                         Date: November 18, 2003

    LETTER OF AGREEMENT SIGNED BY BLUEPHOENIX SOLUTIONS LTD. ("BLUEPHOENIX")
              ADDRESSED TO BANK LEUMI LE'ISRAEL LTD. ("THE BANK").

The total amount of the credit line is $2 million. The interest rate is negotiated when BluePhoenix draws funds under the credit line. The rate depends on the currency in which BluePhoenix draws funds.

In connection with a credit line extended by the Bank to BluePhoenix, BluePhoenix is committed to the following covenants:

1. maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $40 million;

2. maintaining a minimum level of the "tangible shareholders' equity" (shareholders' equity less other assets) of no less than a deficit of $9 million;

3. maintaining a level of operating income before depreciation and amortization of no less than $1 million;

4. Obtaining the Bank approval prior to changes of the control in BluePhoenix and prior to initiation of a process of merger of BluePhoenix with another corporation;

5. maintaining the ratio of our bank liabilities to current assets, excluding other current assets, not to exceed 55%;

6. refraining from grant of loans and guarantees in favor of affiliates in an aggregate amount of more than $2 million, without the prior approval of the Bank.

      In addition, the letter of agreement contains the Bank's standard provisions regarding: prohibition to create pledges on BluePhoenix's assets, obligation to provide financial statements and additional reports, refraining from issuance of bearer shares and remedies available to the Bank in the event of a breach by BluePhoenix.